Nasdaq Regulation

ℕ Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

June 7, 2021

By Electronic Mail
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 2, 2021 The Nasdaq Stock Market (the "Exchange") received from Vodafone Group Plc (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


U.S.$500,000,000 NC5.25 Capital Securities due 2081
U.S.$1,000,000,000 NC10 Capital Securities due 2081
U.S.$950,000,000 NC30 Capital Securities due 2081


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,